Exhibit 21.1

List of Subsidiaries of My Size, Inc.:

Name	Jurisdiction of Incorporation/Formation
My Size Israel 2014 Ltd.	Israel

Topspin Medical (Israel) Ltd.	Israel

My Size LLC	Russian Federation

Orgad International Marketing Ltd.	Israel

Naiz Bespoke Technologies, S.L	Spain

Rotrade Ltd.	Israel

Ten Peacks Ltd.*	Israel

ShoeSize.Me AG	Switzerland

New Percentil, S.L.	Spain

* Wholly owned subsidiary of My Size Israel 2014 Ltd.